Exhibit 99.1

Aurelion Backs Yield-Bearing Gold Infrastructure with 10,000 XAU₮

Hong Kong — April 24, 2026 — Aurelion (NASDAQ:AURE), the world’s first NASDAQ-listed Tether Gold (XAU₮) treasury company, today announced that it has committed 10,000 units of XAU₮ (approximately $48 million based on the prior day’s gold benchmark price) to XAUE, a new protocol that enables yield generation on gold holdings by allowing tokenized gold to be deployed while maintaining full exposure to the underlying asset. Holders of XAUE may redeem XAU₮ at their own discretion at any time, subject to the terms of the Subscription Agreement. Following this transaction, Aurelion will hold 33,318 units of XAU₮, comprising 10,000 units staked to XAUE and 23,318 units held unstaked. As of April 23, 2026, the unit price of XAU₮ is US$4,719.15 per troy ounce, based on the LBMA PM Fix price.

Gold has historically served as a store of value but has remained largely static in its financial utility. XAUE introduces a structure through which tokenized gold can be deployed to generate returns while maintaining exposure to the underlying asset, enabling it to be used more actively within financial systems.

Björn Schmidtke, Chief Executive Officer at Aurelion commented, “Gold has always been reliable, but not productive. What XAUE introduces is a way to put gold to work, both physical and tokenized, to generate yield without changing the underlying asset.

“This allocation reflects our view that gold will increasingly be used not just as a reserve asset, but as collateral that can move more efficiently across financial systems. As the infrastructure around gold improves, the distinction between holding and deploying it will continue to narrow.”

XAUE operates by allowing tokenized gold to be deployed into yield-generating strategies, with returns reflected in an increase in the gold backing of each unit over time rather than distributed separately. The structure is designed to maintain continuous exposure to the underlying gold price while improving capital efficiency. Access is restricted to verified institutional participants.

Aurelion’s participation represents one of the earliest institutional-scale allocations into this emerging category. In addition to its capital commitment, Aurelion will support broader awareness and adoption of the XAUE framework as it develops.

Aurelion’s participation in XAUE builds on the Company’s broader focus on innovation in the gold and digital asset space, following recent developments including the introduction of its first AI agent, Duncan.Aure. Together, these initiatives reflect how Aurelion is modernizing the way gold is held, managed, and deployed.

About Aurelion

Aurelion is NASDAQ's first Tether Gold (XAU₮) Real World Asset (RWA) company focused on developing a business around tokenized gold. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserves that could serve as a safe haven from inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements, although not all forward-looking statements contain these words. These statements are based on assumptions and assessments made by Aurelion in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in the market for our products and services; our ability to access additional capital; our ability to attract and retain qualified personnel; changes in general economic, business and industry conditions; changes in applicable laws or regulations; expansion plans and opportunities; changes in the regulatory environment for crypto currencies and stablecoin ecosystems; changes in the price of digital assets, including XAU₮; changes in spot price of gold; changes in price correlation between stablecoins and their pegged assets, including XAU₮ and gold; risks associated with owning digital assets, including XAU₮, including price volatility, limited liquidity and trading volumes, relative anonymity, potential widespread susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and other risks inherent in its entirely electronic, virtual-form and decentralized network; the fluctuation of our operating results, including because we may be required to account for our digital assets at fair value; limitations in our ability to time the price of our purchase of digital assets; our potential subjection to corporate alternative minimum tax due to unrealized fair value gains on our digital asset holdings; legal, commercial, regulatory and technical uncertainty regarding digital assets and enhanced regulatory oversight of companies holding digital assets including the possibility that regulators reclassify any digital assets we hold, including XAU₮, as a security or a "cash item", causing us to be in violation of securities laws and be classified as an "investment company" under the Investment Company Act of 1940; competition by other digital asset treasury companies, gold-related asset treasury companies, and the availability of financial products related to gold; the possibility of experiencing greater fraud, security failures or operational problems on digital asset trading venues compared to trading venues for more established asset classes, and any malfunction, breakdown or abandonment of the underlying blockchain protocols, or other technological difficulties, may prevent access to or use of such digital assets; elevation of rehypothecation risk in times of market condition changes as the XAU₮ we own may be rehypothecated; and from time to time when we hold our digital assets through a third-party custodian, the loss of direct control over our digital assets and dependence on the custodian's security practices and operational integrity which may lead to the loss of its digital assets as a result of the insolvency of the custodian, theft by employees or insiders of the custodian or if the custodian's security measures are compromised, including as a result of a cyber-attack; and risks associated with the Company's participation in the XAUE protocol, including the fluctuation of the XAU₮ to XAUE exchange ratio, the yield generation on XAU₮ committed to the protocol is not guaranteed; changes in interest rates, gold prices, and general market conditions that may affect the performance of the protocol's yield-generating strategies; counterparty default risk in connection with the protocol's institutional lending activities; smart contract vulnerabilities or failures; the performance and operational integrity of the protocol's issuer, participants and service providers; regulatory changes affecting digital assets, decentralized finance protocols, or tokenized gold products; and potential liquidity constraints on the redemption of XAUE, and other risks identified in XAUE protocol’s risk disclosure statement. Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided herein is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law.